UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_____________

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-36741

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Federal Savings and Loan Association of Port Angeles 401(k) Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST NORTHWEST BANCORP
105 West 8th Street
Port Angeles, Washington  98362

First Federal Savings and Loan Association of Port Angeles 401(k) Plan
Form 11-K
TABLE OF CONTENTS

The following financial statements and supplemental schedule for the First Federal Savings and Loan Association of Port Angeles 401(k) Plan are being filed herewith:

Page

Report of Independent Registered Accounting Firm	2

Financial Statements:
Statement of Net Assets Available for Benefits
at June 30, 2015 and 2014	3
Statement of Changes in Net Assets Available for Benefits
for the Year Ended June 30, 2015	4
Notes to the Financial Statements	5
Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Exhibits:
Exhibit 23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
First Federal Savings and Loan Association of Port Angeles 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the First Federal Savings and Loan Association of Port Angeles 401(k) Plan (the “Plan”) as of June 30, 2015 and 2014 and the related statement of changes in net assets available benefits for the year ended June 30, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2015 and 2014, and the changes in net assets available for benefits for the year ended June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974.  In our opinion, the supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Everett, WA
December 22, 2015

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30,
	2015	2014
ASSETS
Investments, at fair value:
Registered investment companies	$ -	$ 328,809
Common trusts	-	5,470,720
Common stock	1,335,936	-
Money market accounts	-	263,805
Total investments, at fair value	1,335,936	6,063,334

Receivables
Notes receivable from participants	320,795	390,479
Other	-	1,711
	320,795	392,190

Cash	5,345,624	272

TOTAL ASSETS	7,002,355	6,455,796

LIABILITIES
Other	-	316

TOTAL LIABILITIES	-	316

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	-	(8,471)

NET ASSETS AVAILABLE FOR BENEFITS	$ 7,002,355	$ 6,447,009

The accompanying notes are an integral part of these financial statements.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
June 30,
2015
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income
Net appreciation in fair value of investments	$ 536,602
Interest	79
Dividends	5,329
Other income (loss)	(4,560)
537,450

Net Investment Income	537,450

Interest income on notes receivable from participants	14,362

Contributions
Participant	479,404
Employer	154,604
Rollovers	158,390
792,398

Total additions	1,344,210

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	722,652
Administrative expenses	66,212
Total deductions	788,864

CHANGE IN NET ASSETS	555,346

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	6,447,009

End of period	$ 7,002,355

The accompanying notes are an integral part of these financial statements.

FIRST FEDERAL SAVINGS & LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1 – Description of Plan

The following description of the First Federal Savings and Loan Association of Port Angeles 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of the Plan’s provisions.

General – First Federal Savings and Loan Association of Port Angeles (the “Company”) established the Plan effective December 1, 2012. The Plan is a 401(k) salary deferral plan covering substantially all employees of First Federal Savings and Loan Association of Port Angeles, and is subject to provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). First Federal Savings and Loan Association of Port Angeles is the Plan’s sponsor and serves as plan administrator.

Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 21. Participants must complete at least one year of employment of 1,000 hours or more, and be employed as of the last day of the Plan year, to be eligible to receive any employer paid matching contributions.

Contributions

Participant contributions – Each year, participants may contribute between 1-20% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employer matching contributions – The Company may elect to make discretionary matching and profit sharing contributions to the Plan. The Company matches 50% of employee contributions, up to 6% of eligible compensation deferred to the Plan. There were no discretionary matching or profit sharing contributions during the years ended June 30, 2015 and 2014.

Contributions are subject to regulatory limitations.

Participant accounts – Each participant’s account is credited with the participant’s contributions and Company matching. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their contributions into various investment options offered by the Plan.

FIRST FEDERAL SAVINGS & LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Participants vest in the Company’s contributions based on the following schedule:

Vesting
Years of service	Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are issued by the Plan and secured by the balance in the participant’s account. All loans must be repaid within a period of five years. Under the terms of the Plan agreement, plan loans will bear a reasonable rate of interest determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions. As of June 30, 2015, the rate of interest on outstanding loans is 4.25% with various maturities through September 2027.

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or over any period that does not exceed the life expectancy of the beneficiary. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the vested account balance is $1,000 or less at termination the amount will be cashed out at the time of termination. If the balance is over $1,000 the distribution will only be made with consent from the account holder.

Forfeitures – Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan, must be used in the subsequent year and will first be used to pay plan administrative expenses, with any remaining amount used to reduce future Company contributions. As of June 30, 2015 and 2014, forfeited non-vested accounts totaled $6,504 and $1,257, respectively. For the year ended June 30, 2015, Company matching contributions were reduced by $10,101 from forfeited non-vested accounts. For the year ended June 30, 2015, no forfeited funds were used for payment of plan administrative expenses.

FIRST FEDERAL SAVINGS & LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Basis of accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation – The investments are stated at fair value. The Plan’s custodian, Reliance Trust Company, certifies the contract value of the guaranteed investment contract and the fair market value of all other investments. If available, quoted market prices are used to value investments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability (the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains and losses and unrealized appreciation and depreciation of those investments.

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event, based on the terms of the Plan Agreement.

Payment of benefits – Benefits are recorded when paid.

Expenses – General plan administrative expenses may be paid out of the forfeiture account or paid by the Company. Investment management, distribution and loan transaction fees are paid by the Plan participants.

FIRST FEDERAL SAVINGS & LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Subsequent events – The Plan has evaluated subsequent events for potential recognition and disclosure and determined there are no such events or transactions requiring recognition or disclosure.

Note 3 – Investments

Investments are valued at fair value determined by an active market and consist of the following at the dates indicated:
	June 30,	June 30,
	2015 (1)	2014

First Northwest Bancorp Common Stock	$1,335,936	$-	*
Vanguard Value Index Fund	-	103,008
Vanguard Growth Index Fund	-	225,800
SSgA Treasury Inflation Protected Secs	-	19,608
SSgA NASDAQ 100 Indx R NL SF CL A	-	554,132	*
SSgA S&P Midcap R Indx NL SF CL A	-	942,579	*
SSgA S&P 500 R Indx NL SF CL A	-	1,035,710	*
SSgA Russell Small Cap R Indx NL SF CL A	-	217,892
SSgA REIT Indx NL SF CL A	-	146,632
SSgA U.S. Long Treasury Indx NL SF CL A	-	147,760
SSgA U.S. Bond Indx NL SF CL A	-	87,754
SSgA Target Retirement 2055 NL SF CL A	-	9,140
SSgA Target Retirement 2050 NL SF CL A	-	21,641
SSgA Target Retirement 2045 NL SF CL A	-	25,036
SSgA Target Retirement 2040 NL SF CL A	-	2,899
SSgA Target Retirement 2035 NL SF CL A	-	142,228
SSgA Target Retirement 2030 NL SF CL A	-	384,721	*
SSgA Target Retirement 2025 NL SF CL A	-	127,489
SSgA Target Retirement 2020 NL SF CL A	-	53,599
SSgA Target Retirement 2015 NL SF CL A	-	385,425	*
SSgA Target Retirement 2010 NL SF CL A	-	7,377
SSgA Target Retirement Income NL SF CL A	-	20,250
SSgA Intl Indx NL SF CL A	-	362,401	*
Reliance Trust Stable Value Fund	-	776,448	*

SSgA Short Term investment Fund	-	252,157
SSgA Government Short Term Investment Fund	-	11,648

Total investments	$1,335,936	$6,063,334

* Represents 5% or more of assets.
(1)
The Company changed recordkeeper and custodian of the Plan at the end of fiscal year June 30, 2015 and all of the investments were sold. The Plan had no investments at June 30, 2015, other than First Northwest Bancorp common stock. The funds from the sale of the investments were held in cash at June 30, 2015 until the funds were transferred to the new custodian on July 1, 2015 and allocated according to the participants’ instructions.

The Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated in fair value as follows for the periods shown:

FIRST FEDERAL SAVINGS & LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

	Year Ended	Year Ended
	June 30,	June 30,
	2015	2014

Registered investment companies	$19,402	$90,742
Common trusts	234,053	867,032
First Northwest Bancorp stock gain	274,674	-
Other	8,473	-

Net appreciation in fair value of investments	$536,602	$957,774

Note 4 – Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2015 and 2014.

Shares of registered investment company funds are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.

FIRST FEDERAL SAVINGS & LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
Money Market accounts are valued at market value with an accrual for interest income.  Fees and the income for the Money Market Fund are accrued on a daily basis and units are redeemed out of the respective funds on the last day of each month to cover the fees.

Units held in common trusts (CT) are valued using the net asset value (NAV) of the CT as reported by the CT managers. The NAV is based on the fair value of the underlying assets owned by the CT, minus its liabilities, and then divided by the number of units outstanding. The NAV of a CT is calculated based on a compilation of primarily observable market information. The CT seeks to achieve its objective by investing in a set of underlying State Street Global Advisors (SSgA) collective trust funds representing various asset classes. These are managed to a specific retirement year (target date) included in its name.

Over time, the allocations to asset classes and funds change according to a predetermined “guide path” and will become more conservative as it approaches its target retirement date.

First Northwest Bancorp’s common stock is valued at the closing price reported in the active market in which the individual securities are traded.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table discloses by level, the fair value hierarchy, of the Plan’s assets at fair value at the dates indicated:
	Fair Value Measurement at June 30, 2015
	Level 1	Level 2	Level 3	Total

First Northwest Bancorp common stock	$1,335,936	$-	$-	$1,335,936

Total assets at fair value	$1,335,936	$-	$-	$1,335,936

	Fair Value Measurement at June 30, 2014
	Level 1	Level 2	Level 3	Total

Registered investment companies	$328,809	$-	$-	$328,809
Common trust	-	5,470,720	-	5,470,720
Money Market accounts	-	263,805	-	263,805

Total assets at fair value	$328,809	$5,734,525	$-	$6,063,334

FIRST FEDERAL SAVINGS & LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5 – Tax Status

The Plan document is a prototype non-standardized Profit Sharing Plan with cash or deferred arrangements (CODA) that received a favorable opinion letter from the Internal Revenue Service on September 30, 2008, which stated that the Plan, as then designed, was in accordance with applicable sections of the Internal Revenue Code (IRC). Pentegra Retirement Services Inc. believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In accordance with guidance on accounting for uncertainty in income taxes, Trustees have evaluated the Plan’s tax positions and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan was formed on December 1, 2012 and has no open tax years before that time.

Note 6 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. It is reasonably possible, given the level of risk associated with investment securities that changes in the values of the investments in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

Note 7 – Party-In-Interest Transactions

Plan investments include shares of registered investment company funds managed by Pentegra Trust Company. Reliance Trust Company is the custodian of the Plan and an affiliate of Pentegra Trust Company and, therefore, transactions with these entities qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services to Pentegra Trust Company for the year ended June 30, 2015, were $58,432.

Note 8 – Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

Note 9 – Reconciliation to Form 5500

The following is a reconciliation of the net assets available for benefits between the financial statements and the Form 5500 at the dates indicated:

FIRST FEDERAL SAVINGS & LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

	June 30,	June 30,
	2015	2014

Net assets available for benefits, per the financial statements	$7,002,355	$6,447,009
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	-	8,471

Net assets per the Form 5500	$7,002,355	$6,455,480

The following is a reconciliation of the change in net assets available for benefits between the financial statements and the Form 5500 at the date indicated:
June 30,
2015

Change in net assets per the financial statements	$555,346

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(8,471)

Net income per the Form 5500	$546,875

SUPPLEMENTAL SCHEDULE

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JUNE 30, 2015

(c)
	(b)	Description of investment, including		(e)
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	(d)	Current
(a)	lessor or similar party	par or maturity value	Cost	value

	Cash	Cash		$ 5,345,624

*	First Northwest Bancorp	Common Stock	**	1,335,936

*	Participant loans	Interest rate of 4.25%	0	320,795

$ 7,002,355
*	Indicates party-in-interest.
**	Information is not required as investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Federal Savings and Loan Association of Port Angeles 401(k) Plan

/s/Regina Wood
Regina Wood
Executive Vice President, Chief Financial Officer and Trustee (Principal Financial Officer)

Date:  December 23, 2015